SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:  Prudential plc: Acquisition of AIA Pt2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, CANADA,
Australia, New Zealand, Japan,
INDIA OR SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

For Immediate Release

1 March
2010

COMBINATION OF PRUDENTIAL PLC AND AIA GROUP LIMITED,
TO CREATE A LEADING ASIAN LIFE INSURER

Introduction
Prudential plc ("Prudential") has reached agreement with American International Group Inc. ("AIG"), on terms for the combination of Prudential and AIA Group Limited ("AIA"), a wholly-owned subsidiary of AIG (the "Transaction").
AIA is a leading life insurance organisation in Asia Pacific which provides individuals and businesses with products and services for their insurance, protection, savings, investments and retirement needs in 15 geographical markets in the region. The Board of Prudential believes that the Transaction will offer significant benefits to Prudential stakeholders. Prudential believes that the combination of its Asian operations with AIA will create a unique business with a significant focus on the Asian markets and leading positions in 7 countries and highly complementary products and distribution channels across the region. The Combined Group will be the leading life insurer in Hong Kong, Singapore, Malaysia, Indonesia, Vietnam, Thailand and the Philippines, with the leading foreign life insurance business in China and India, supported by a strong presence in the US and the UK.  The significantly increased scale of operations is expected to enhance customer choice and service.
During 2008, AIG suffered from significant financial distress, as a result of the global credit crisis (the "AIG Events"). In September 2008, to stabilise the economy and help prevent the collapse of AIG, Federal Reserve Bank of New York ("FRBNY") extended to AIG a two-year emergency secured loan of up to USD85 billion.  The AIG management team subsequently announced a strategy to dispose of certain subsidiaries (including AIA) in order to repay the FRBNY loan, together with interest. In February 2009, AIG announced that it would pursue the partial or full initial public offering of AIA on the Hong Kong Stock Exchange as part of its strategy to repay the FRBNY loan. As a result of the agreement reached with Prudential to implement the Transaction, AIG is not proceeding with the initial public offering of AIA.
Prudential, New Prudential and AIG have entered into an agreement (the "Share Purchase Agreement") under which New Prudential will acquire the entire issued share capital of AIA. Pursuant to the Share Purchase Agreement, AIG will receive consideration of USD 35.5 billion, comprising USD 25.0 billion in cash, USD 5.5 billion in New Prudential Shares, USD 3.0 billion in Mandatory Convertible Securities ("MCS") and USD 2.0 billion in preferred securities ("Preferred Securities").  The cash component of the consideration will be financed through a combination of an underwritten Rights Issue raising USD 20.0 billion (net of fees and expenses) and USD 5.0 billion  senior debt (net of fees and expenses). Credit Suisse, HSBC and J.P. Morgan Cazenove as Global Co-ordinators and Joint Bookrunners have undertaken to Prudential to underwrite the Rights Issue in full and Credit Suisse, HSBC and J.P. Morgan Cazenove have committed to providing senior debt underwriting.
Completion of the Share Purchase Agreement is subject to certain conditions being met, including: (i) Prudential shareholders approving the Scheme and certain other resolutions relating to the Rights Issue and Transaction; (ii) obtaining the necessary regulatory and antitrust approvals for the Transaction including regulatory approvals required on a change of control of Prudential as a result of the Scheme; (iii) there having been no material adverse change in AIA in the period prior to commencement of the rights issue; (iv) there having been no breach of warranty or covenant resulting in a material adverse change in AIA prior to completion; (v) there having been no material breach of the Prudential warranties having a material adverse effect on the ability of Prudential to complete the Transaction; (vi) the court sanctioning the scheme at a hearing expected to be held shortly before completion; and (vii) admission of the New Ordinary Shares to be issued pursuant to the Rights Issue, New Prudential Shares (to be issued pursuant to the scheme) and the MCS and Preferred Securities as consideration under the Share Purchase Agreement) to listing and trading.  Further details of the Share Purchase Agreement can be found below and at Appendix III to this announcement.
Notices convening the Court Meeting and the General Meeting will be included in the Circular when it is posted.
Once the necessary resolutions have been passed and the Scheme has been sanctioned by the Court, the Ordinary Shares of Prudential will be cancelled, New Prudential will become the holding company of Prudential and Prudential Shareholders will be issued with New Prudential Shares.

Background and reasons for the Transaction
Prudential believes that the Transaction is a compelling and rare opportunity with strong strategic, operational and financial rationale that will contribute significantly to the achievement of Prudential's strategic objective to focus on its Asian growth strategy. The Transaction will create a leading global life insurer and is expected to yield significant value for Prudential Shareholders, its other stakeholders and AIG.
The Transaction will provide the Combined Group with a greater presence in Asia and in particular, high growth South East Asian economies. AIA holds the leading position in 6 out of 15 Asian geographical markets in which it operates, based on life insurance premiums in 2008. Life insurance premiums in the Asia Pacific region grew at a compound annual growth rate of 17 per cent. from 2003 to 2008, primarily driven by strong regional economic growth, favourable demographic changes, social welfare reforms, healthcare demand and insurance market reforms.
The Transaction provides the Combined Group with the opportunity to:
.
create a leading global life insurer with Asia at its core and strong operations in the US and the UK;
.
establish the leading position in the high growth South East Asian markets of Hong Kong, Singapore, Malaysia,
      Thailand, Indonesia, Philippines and Vietnam, and the leading foreign life insurance business in China and India;
.
allow Prudential Shareholders to benefit from a compelling Transaction valuation to yield attractive returns for its shareholders;
.
deliver sustainable revenue and earnings growth;
.
achieve significant cost and revenue synergies;
.
benefit from improved productivity across distribution channels, enhanced customer insights and broader product offering;
.
create a platform for further opportunities for growth in Asia;
.
consider seeking a dual primary-listing on the Hong Kong Stock Exchange, in recognition of the importance of Asia to the Combined Group, in due course after completion of the Transaction.
The key areas of growth opportunities include:
.
Agency distribution: Drive improvements in AIA sales force productivity based upon Prudential's agency management capabilities.
.
Bancassurance: Value enhancement from AIA's current relationships by leveraging Prudential's capabilities in Asia, with the likes of Standard Chartered, ICICI and UOB
.
Products: Significant opportunities to improve cross-sales, e.g. health products with AIA unit-linked life sales
.
Customers: Applying AIA's expansive database marketing capabilities to Prudential's customer base, accelerating
      Prudential's customer initiatives
.
Asset Management: integration of the life businesses' asset management activities would be a source of additional synergies / improved performance. Given Prudential's insight into the Asian market through its Asian operations, Prudential Corporation Asia, the Transaction is expected to provide meaningful synergy benefits, through both cost savings and revenue benefits.

Financial impact of the Transaction
Prudential has reached an agreement with AIG on terms for the combination of Prudential with AIA, based on USD 35.5 billion consideration. The consideration represents:
1.             P/EV: 1.69x
2.             2009 P/E (excl. cost of synergies): 24.7x
3.             2009 P/E (incl. fully phased cost synergies): 21.1x
4.             2009 New Business profit: 25.4x
The combination has a cost advantage arising from significant synergy benefits, of which only management related expenses have been assessed at this stage. It is anticipated that the combination will generate annual fully phased cost synergies of approximately USD 340 million before tax by year three. These savings will arise from the rationalisation of regional offices (anticipated to generate annual fully phased cost synergies of approximately USD 200 million before tax) and significant reduction in management related expenses at the country level (anticipated to generate annual fully phased cost synergies of approximately USD 140 million before tax).  Integration costs are expected to be approximately USD340 million before tax. No revenue synergies have been taken into account at this stage.  Key rating agencies leverage ratios will be expected to be maintained within "A" range or better, progressively moving towards a level in a higher band of the "A" rating.  Following the Transaction, we expect the Insurance Groups Directive surplus of the Combined Group, taking into account expected profits from the business through July 2010, to be around £3 billion. It is intended that dividend policy should also remain unchanged and we expect the AIA earnings to support a consistent payout ratio across the enlarged group.

Information on Prudential
Prudential is a leading international financial services group, providing retail financial services in the UK, the US and Asia. The Group has been writing life insurance policies in the United Kingdom for over 160 years and has had one of the largest long-term funds in the UK for over a century. Prudential expanded its business into British Commonwealth countries, including Singapore and Malaysia, in the 1920s and 1930s. In 1986, Prudential acquired Jackson National Life Insurance Company, a US insurance company writing life and fixed annuity business. A strategy review in the early 1990s identified significant opportunities for the Group in the Asian life sector and Prudential Corporation Asia was established in 1994 to develop a material and profitable Asian business. In 1999, Prudential acquired M&G Investments, a leading UK fund manager. In June 2000, the Company completed its ADR listing on the New York Stock Exchange.
Prudential Corporation Asia is the leading foreign company or joint venture in seven of its thirteen Asian life markets. Prudential Corporation Asia offers a mix of life insurance with accident and health options, mutual funds and selected personal lines property and casualty insurance with the product range tailored to suit the individual country markets. Its insurance products are distributed mainly through an agency sales-force and complementary bancassurance agreements while the majority of mutual funds are sold through banks and brokers. Its life insurance operations in China and India are conducted through joint ventures in which it holds 50 per cent. and 26 per cent., respectively. In addition, in India, the Company holds 49 per cent. of a fund management joint venture with ICICI Bank, in China it has a 49 per cent. stake in a funds management joint venture with CITIC Group, which is called CITIC Prudential, and in Hong Kong, it holds a 36 per cent. stake in a joint venture with Bank of China International for Mandatory Provident Funds and mutual funds.
At 31 December 2009, Prudential Corporation Asia:
.
had over ten million life customers in 13 markets;
.
had distribution relationships with over 75 institutions across Asia including, Standard Chartered, E-Sun Bank and joint venture partners ICICI in India and CITIC in China;
.
had one of the largest networks of agents in Asia with approximately 410,000 tied agents; and
.
had consistently high brand recognition, outperforming other financial services companies and was voted the most trusted brand in Malaysia, Singapore and Hong Kong.

Summary of unaudited 2009 preliminary results for Prudential
New business
Group life retail new business sales up 11% to £2.9 billion APE
Group life total new business up 1% to £2.9 billion APE
Group new business profit up 34% to £1.6 billion; average IRR > 20%
Asset Management net inflows £15 billion (2008: £4.3 billion)
Operating profit and returns
EEV operating profit up 8% to £3.1 billion
IFRS operating profit up 10% to £1.4 billion
Balance sheet, capital and cash
Embedded value shareholders' funds £15.3 billion (2008: £15 billion)
IFRS shareholders' funds £6.3 billion (2008: £5.1 billion)
IGD surplus £3.4 billion (2008: £1.5 billion)
Life and asset management Free Surplus £2.5 billion (2008: £0.9 billion)
Net Holding Company operating cash flow £38 million (2008: £54 million)
Proposed full year dividend increased by 5% to 19.85 pence per share

Information on AIA
AIA is a leading life insurance organisation in Asia Pacific which provides individuals and businesses with products and services for their insurance, protection, savings, investments and retirement needs in 15 geographical markets in the region. AIA has approximately 23,500 employees serving the holders of more than 23 million in-force policies and more than 10 million participating members of AIA's clients for group life, medical, credit life coverage and pension products. AIA is a market leader in the Asia Pacific region based on life insurance premiums in 2008, and held number one position in 6 of the 15 geographical markets in which AIA operates. AIA believes its business has a leading agency presence in the Asia Pacific region based on total agents, consisting of more than 320,000 agents.
Refer to Appendix IV for detailed information on AIA.

Summary of unaudited 2009 results for AIA

US$m	FY 2008 (Unaudited)	FY 2009 (Unaudited)

Total Weighted Premium Income(1)	12,203	11,632
Investment income(2)	3,144	3,059
Operating expenses	1,089	981
Operating profit	1,943	1,835
Operating profit after tax(3)	1,588	1,438
Net profit attributable to the shareholders of AIA Group Limited (3)	408	1,754

Ratios: (4)
Expense ratio	8.9%	8.4%
Operating margin	15.9%	15.8%
Operating return on allocated equity	15.1%	12.0%
Net return on equity	3.7%	14.7%

(1)   Total Weighted Premium Income ('TWPI') provides an indicative volume measure of revenue in the year that has the potential to generate profits for shareholders.  TWPI consists of 100% of renewal premiums, 100% of first year premiums and 10% of single premiums ('weighted single premiums'), and includes deposits and contributions for contracts that do not contain significant insurance risk under IFRS, such as certain investment-linked contracts.

(2)   Excludes investment income related to investment-linked contracts.

(3)   Operating profit after tax and Net profit  are the amounts attributable to shareholders of AIA Group Limited excluding non-controlling interests.

(4)   Ratios are calculated as follows:
(a)  Expense ratio is operating expenses expressed as a percentage of TWPI.
(b)  Operating margin is operating profit for the year expressed as a percentage of TWPI.
(c)  Operating return on allocated equity is calculated as operating profit after tax attributable to shareholders of AIA Group Limited expressed as a percentage of average allocated equity, which is a simple average of opening and closing total equity attributable to shareholders of AIA Group Limited (adjusted for subordinated inter-company debt where relevant) excluding amounts recognised in other comprehensive income (being the fair value and foreign currency translation reserves).  Operating return on allocated equity is influenced by the level of surplus capital retained at each operating unit and on a group-wide basis as well as our results of operations.
(d)
Net return on equity is calculated as profit for the year expressed as a percentage of a simple average of opening and closing total equity attributable to shareholders of the parent company.

(5)   FY 2009 denotes financial information for the Group's financial year ended 30 November 2009.  FY 2008 denotes financial information for the Group's financial year ended 30 November 2008.

Please refer to Appendix V for three year results (FY2007 - FY2009) for AIA.

New Prudential Board, management, employees and locations
The Board of New Prudential will be comprised of the existing Board of Prudential.  The Combined Group will augment the capabilities of both AIA's and Prudential's Asian operations and the best from both will be selected for the different roles in the Combined Group. Although the combination of similar functions will necessarily lead to some operational restructuring, the increased size and strength of the Combined Group will offer attractive career prospects for the employees of New Prudential.

Transaction Structure
Once the necessary approvals have been obtained the Scheme has been sanctioned by the Court and other conditions to completion have been satisfied or waived, New Prudential will acquire Prudential pursuant to the Scheme and acquire AIA pursuant to the Share Purchase Agreement. Under the Scheme, existing Prudential Shareholders will have their Prudential Shares cancelled in consideration for the issue to them of New Prudential Shares. As a result, New Prudential will become the listed holding company for the Combined Group and Prudential will become a wholly-owned subsidiary of New Prudential. It is anticipated that completion of the Transaction will occur during the third quarter of 2010. It is also intended that New Prudential ADRs will be listed on the New York Stock Exchange.

Transaction financing
The Transaction is to be financed through USD 25.0 billion in cash and through USD 10.5 billion in New Prudential Shares and other securities. The cash component of the consideration will include:
.
Underwritten rights issue - Credit Suisse, HSBC and J.P. Morgan Cazenove as Joint Bookrunners and Global Co-ordinators have undertaken to Prudential to underwrite the Rights Issue to raise an amount in sterling which is equivalent to USD 20.0 billion (net of fees and expenses).
.
Underwritten senior debt commitment - Credit Suisse, HSBC and J.P. Morgan Cazenove have committed to Prudential to underwrite the USD 5.0 billion senior debt commitment in the form of a bridge financing facility.
A further announcement with details of the Rights Issue, including the acquisition price for the New Ordinary Shares to be offered pursuant to the Rights Issue, is expected to be made late April / early May, when it is expected that documentation in relation to the Rights Issue and the Transaction (including the Prospectuses and the Circular) will be sent to Prudential Shareholders.
The USD 10.5 billion in New Prudential Shares and other securities will include:
.
Equity consideration - AIG will receive an equity consideration of USD 5.5 billion.  The equity consideration will be subject to a lock up, with 50 per cent. eligible for sale after 12 months and the other 50 per cent. sellable after 24 months.
.
Mandatory convertible securities - AIG will receive mandatory convertible securities of USD 3.0 billion, priced by reference to the closing price of 602.5p on 26 February 2010 (the "reference price"). The mandatory convertible securities will pay a 3.75 per cent. coupon and a minimum conversion price of 100 per cent of reference price and a maximum conversion price of 125 per cent of reference price.
.
Preferred securities - AIG will receive preferred securities of USD 2 billion. The preferred securities will pay a 6.25 per cent. coupon and will be perpetual, non-call 10 year, with a 1 per cent. coupon step up.

Process and timetable
The table below outlines the timetable to completion.

Event	Timing
Publication of the Prospectuses and Circular	April / May
Prudential Shareholder meetings to approve Rights Issue and the Transaction	May
Rights Issue trading period commences	May
Rights Issue trading period ends	Early June
Regulatory approval and acquisition closes, with proceeds and vendor consideration released to AIG. Prudential delisted and New Prudential listed and admitted to trading on the London Stock Exchange	Third Quarter 2010 (estimated)

Share Purchase Agreement
Prudential, New Prudential, AIG and AIA Aurora LLC have entered into a Share Purchase Agreement, which sets out the terms on which New Prudential will acquire AIA. The Share Purchase Agreement is summarised in Appendix III.
The key terms of the Share Purchase Agreement are:
.
AIA Aurora LLC will sell, and New Prudential will purchase, AIA for total consideration of US$35.5 billion, comprising USD 25.0 billion in cash, USD 5.5 billion in New Prudential Shares, USD 3.0 billion in MCS and USD 2.0 billion in Preferred Securities.
.
Completion is subject, inter alia, to approval of the Scheme by Prudential shareholders, obtaining the requisite antitrust and regulatory consents, and there having been no material adverse change before admission of the New Ordinary Shares or breach of warranty or breach of gap covenant material in the context of the AIA Group, taken as a whole, giving rise to a material adverse change before completion.
.
A termination fee of £153 million is payable by New Prudential to AIG in the event of termination in specified circumstances.
.
Additional consideration of USD5/1200ths of cash consideration outstanding per month is payable by New Prudential to AIG from 1 September 2010 to the completion date in the event that completion has not yet occurred (and the Share Purchase Agreement has not been terminated) by 31 August 2010.

Overseas shareholders
None of the New Ordinary Shares or the nil or fully paid rights to acquire New Ordinary Shares have been or will be registered under the Securities Act or under the relevant securities laws of any state or other jurisdiction of the United States, and accordingly Prudential Shareholders who are located or resident in, or who have a registered address in the United States, will not be able to participate in the Rights Issue except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with state securities law.
In addition to the United States, Prudential will not be extending the Rights Issue into the Excluded Territories. The Prospectus will contain further detail of how the nil paid rights to acquire New Ordinary Shares of Prudential Shareholders who are located or resident in, or who have a registered address in the United States or an Excluded Territory will be treated.

General
Notices convening the General Meeting of Prudential and the Court Meeting will be published in due course. The purpose of the Court Meeting is for Prudential Shareholders to consider and approve the Scheme. The purpose of the General Meeting will be to seek Prudential Shareholders' approval of the resolutions in connection with the Transaction, the Rights Issue and the listing of New Prudential. The full text of the resolutions will be set out in the notice convening the General Meeting.  The Board of Prudential intends to make a unanimous recommendation to Prudential Shareholders to vote in favour of the resolutions to be proposed at the General Meeting and those directors who are also shareholders of Prudential intend to vote in favour of such resolutions.
Application will be made to the UK Listing Authority for the New Ordinary Shares to be admitted to the Official List and to the London Stock Exchange's main market for listed securities. Further details on settlement, listing and dealing will be included in the Circular and the Prospectus in relation to the Rights Issue.
Application will be made to the UK Listing Authority for the New Prudential Shares to be admitted to the Official List and to the London Stock Exchange for such shares to be admitted to trading on the London Stock Exchange's main market for listed securities. It is expected that admission to the Official List will become effective and that dealings, for normal settlement, in the New Prudential Shares will commence on the day after the Scheme becomes effective. Further details on settlement, listing and dealing will be included in the Circular and Prospectus of New Prudential to be sent to Prudential Shareholders in due course.  Admission of the New Prudential Shares to the Official List and trading on the London Stock Exchange is subject to confirmation from the UK Listing Authority of New Prudential's eligibility for listing under Listing Rule 2 and 6.
A meeting for analysts and investors will be held today at 12:00 noon at Laurence Pountney Hill, London, EC4R OHH.

Enquiries:

Prudential Investors: Matt Lilley Media: James Matthews Media: Ed Brewster	Tel: +44 (0) 20 7548 2007 +44 (0) 20 7548 3719 +44 (0) 20 7548 3918

The defined terms set out in Appendix I of the following announcement apply in this announcement.
This announcement has been issued by and is the sole responsibility of Prudential.
This announcement is for information purposes only and is not intended to and does not constitute or form any part of any offer or invitation to subscribe for or purchase any securities or the solicitation of any offer to subscribe for, purchase, or otherwise acquire any securities.
A copy of the Prospectus for the Rights Issue and a Prospectus in relation to New Prudential when published will be made available from the registered office of the Company and on the Company's website The Prospectus for the Rights Issue will give further details of the New Ordinary Shares being offered pursuant to the Rights Issue. The Prospectus for New Prudential will give further details of New Prudential's introduction to the UKLA Official List and admission to the main market of the London Stock Exchange.
This announcement is not a prospectus but an advertisement and investors should not acquire New Ordinary Shares referred to in this announcement except on the basis of the information contained in the Prospectuses.
Credit Suisse, HSBC and J.P. Morgan Cazenove, each of which is authorised and regulated in the United Kingdom by the FSA, are acting solely for Prudential and no one else in connection with the Transaction and the Rights Issue and will not regard as a client anyone (whether or not a recipient of this announcement) other than Prudential in connection with the Transaction or the Rights Issue and will not be responsible to anyone (whether or not a recipient of this announcement) other than Prudential for providing the protections afforded to their clients or for providing advice to anyone other than Prudential in connection with the Transaction or the Rights Issue or any other matter referred to herein.
This announcement has been issued by and is the sole responsibility of Prudential. Apart from the responsibilities and liabilities, if any, which may be imposed on Credit Suisse, HSBC and J.P. Morgan Cazenove by the FSMA, none of Credit Suisse, HSBC and J.P. Morgan Cazenove (or any of their affiliates or agents) accepts any responsibility whatsoever for, and makes no representation or warranty, express or implied, in relation to, the contents of this announcement (including its accuracy, completeness or verification) or any other statement made or purported to be made by it, or on its behalf, in connection with Prudential, the Transaction, the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares or the Rights Issue. Each of Credit Suisse, HSBC and J.P. Morgan Cazenove accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this announcement or any such statement.
Credit Suisse, HSBC and J.P. Morgan Cazenove as underwriters of the Rights Issue may, in accordance with applicable legal and regulatory provisions and subject to the Underwriting Agreement, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the New Ordinary Shares, and/or related instruments for their own account. Except as required by applicable law or regulation, Credit Suisse, HSBC and J.P. Morgan Cazenove do not propose to make any public disclosure in relation to such transactions.
No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorised by Prudential, Credit Suisse, HSBC or J.P. Morgan Cazenove.
The information contained in this announcement is not for release, publication or distribution, directly or indirectly, to persons in the United States, Canada, Australia, New Zealand, Japan, India or South Africa and should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of local securities laws or regulations.
This announcement is not an offer for sale of or a solicitation of any offer to buy securities in the United States, Canada, Australia, New Zealand, Japan, India or South Africa or any other jurisdiction. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the Securities Act. The Ordinary Shares and other securities mentioned in this announcement have not been and, if and when issued in connection with the Transaction, have not been and will not be registered under the Securities Act or under the securities laws of any state or territory of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with state securities laws. Prudential plc does not intend to register any part of the offering of any of the securities referred to herein in the United States or to conduct a public offering of such securities in the United States.
This announcement does not constitute an offering circular or prospectus in connection with an offering of securities of the Company. Investors must neither accept any offer for, nor acquire, any securities to which this document refers, unless they do so on the basis of the information contained in the Prospectus to be published or Circular to be distributed by the Company. This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for, any securities and cannot be relied upon for any investment contract or decision.
The distribution of this announcement into jurisdictions other than the United Kingdom may be restricted by law. No action has been taken by Prudential or any of Credit Suisse, HSBC or J.P. Morgan Cazenove that would permit an offering of such rights or shares or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.
Neither the content of Prudential's website nor any website accessible by hyperlinks on Prudential's website is incorporated in, or forms part of, this announcement.
This announcement contains or incorporates by reference 'forward-looking statements' regarding the belief or current expectations of Prudential, the Directors and other members of its senior management about the Company's business and the transactions described in this announcement. Generally, words such as "may", "could", "will", "expect", "intend", "estimate", "anticipate", "believe", "plan", "seek", "continue" or similar expressions identify forward-looking statements. These forward-looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Company and are difficult to predict, that may cause actual results to differ materially from any future results or developments expressed or implied from the forward-looking statements. Such risks and uncertainties include the possibility that the Transaction may not be consummated, the ability to achieve synergies, improved productivity and opportunities for growth from the Transaction, effects of continued or increasing volatility in international financial markets, economic conditions both internationally and in individual markets in which Prudential operates, and other factors affecting the level of Prudential's business activities and the costs and availability of financing for Prudential's activities. Any forward-looking statement contained in this announcement based on past or current trends and/or activities of Prudential should not be taken as a representation that such trends or activities will continue in the future. No statement in this announcement is intended to be a profit forecast or to imply that the earnings of the Company for the current year or future years will necessarily match or exceed the historical or published earnings of the Company. Each forward-looking statement speaks only as of the date of the particular statement. Prudential expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Prudential's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

APPENDIX I: DEFINITIONS

In this announcement, the following definitions apply, with the exception of Appendices III and V where a separate definitions table applies, unless the context requires otherwise:

Admission	admission of the New Ordinary Shares, nil paid, to the Official List and to trading on the main market for listed securities of the London Stock Exchange
ADRs	American Depository Receipts evidencing Ordinary Shares of Prudential
AIA	AIA Group Limited (Hong Kong)
AIG	American International Group Inc.
AIG Events	the events involving AIG described in the section "History - The Growth of the Global Group which Became AIG" in Appendix IV
Board of Prudential	the board of directors of Prudential
Board of New Prudential	the board of directors of New Prudential
Circular	the circular to be sent to shareholders of the Company in connection with the Scheme and the Rights Issue;
Combined Group	the Company together with its subsidiaries and subsidiary undertakings, as enlarged by the Transaction
Company or Prudential	Prudential plc
Completion	Completion of the Transaction
Court	The High Court of Justice in England and Wales
Court Meeting
the Court meeting of those Prudential Shareholders covered by the Scheme convened to approve the Scheme in accordance with section 896 of the Companies Act 2006, expected to be held immediately before the General Meeting;

Credit Suisse	Credit Suisse Securities (Europe) Limited
Excluded Territory	Canada, Australia, New Zealand, Japan, India or South Africa or any other jurisdiction where the extension or availability of the Rights Issue would breach any applicable law
General Meeting	the general meeting of the Company to be convened pursuant to the notice to be set out at the end of the Circular
FRBNY	The Federal Reserve Bank of New York
FSMA	Financial Services and Markets Act 2000 (as amended)
Fully Paid Rights	rights to acquire New Ordinary Shares, fully paid
Group	the Company together with its subsidiaries and subsidiary undertakings, from time to time
Hong Kong Stock Exchange	Hong Kong Stock Exchanges and Clearing Limited
HSBC	HSBC Bank plc
Joint Bookrunners	Credit Suisse, HSBC and J.P. Morgan Cazenove
J.P. Morgan Cazenove	J.P. Morgan Cazenove is a marketing name for the UK investment banking business of J.P. Morgan plc and its affiliates
Listing Rules	the listing rules of the Financial Services Authority
London Stock Exchange	London Stock Exchange plc
MCS	the mandatory convertible securities to be issued as part of the consideration of the transaction
New Ordinary Shares	the ordinary shares in the capital of Prudential to be issued pursuant to the Rights Issue
New York Stock Exchange	NYSE Euronext
New Prudential	means a company formed for the purpose of effecting the Transaction
New Prudential ADRs	American Depository Receipts evidencing Ordinary Shares of New Prudential
New Prudential Shares	means ordinary shares in the capital of New Prudential
Nil Paid Rights	rights to acquire New Ordinary Shares nil paid
Official List	the official list of the Financial Service Authority
Ordinary Shares	existing Ordinary Shares in the capital of Prudential and/or New Ordinary Shares, as the context requires
Preferred Securities	the preferred securities to be issued
Prudential Shareholders	holders of Ordinary Shares of Prudential plc
Prospectuses	the prospectuses to be sent to Prudential Shareholders in connection with the Rights Issue and Admission
Qualifying Shareholders	holders of Ordinary Shares on the register of members of the Company on the Record Date
Record Date	the record date for the Rights Issue, to be specified in the Prospectus
Rights Issue	the proposed offer by way of rights to Qualifying Shareholders to acquire New Ordinary Shares, on the terms and conditions to be set out in the Prospectus
Scheme
the scheme of arrangement between Prudential and its shareholders proposed under Part 26 of the Companies Act 2006, by means of which New Prudential is expected to become the new holding company of Prudential;

Securities Act	U.S. Securities Act of 1933, as amended
Share Purchase Agreement	the conditional share purchase agreement dated 1 March 2010 between the Company, New Prudential, AIG and AIA Aurora LLC
Transaction	the proposed acquisition of the entire issued share capital of AIA pursuant to the Share Purchase Agreement
UK Listing Authority
the Financial Services Authority of the UK in its capacity as the competent authority for the purposes of Part IV of FSMA and in the exercise of its functions in respect of admission to the Official List otherwise than in accordance with Part IV of FSMA

Underwriters	Credit Suisse, HSBC and J.P. Morgan Cazenove
United Kingdom or UK	means the United Kingdom of Great Britain and Northern Ireland
US	means the United States of America

All times referred to are London time unless otherwise stated.
All references to legislation in this announcement are to the legislation of England and Wales unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, re-enactment or extension thereof.

APPENDIX II:  RISK FACTORS

Risks relating to the Prudential Group and Combined Group

 The Prudential Group's businesses are, and the Combined Group's businesses will be, inherently subject to market fluctuations and general economic conditions
The Prudential Group's businesses are, and the Combined Group's businesses will be, inherently subject to market fluctuations and general economic conditions. Uncertain or negative trends in international economic and investment climates which have adversely affected their business and profitability could be repeated, or prolonged, or could worsen.
The adverse effects of such trends, including the unprecedented market dislocation across asset classes and geographical markets witnessed in 2008 and in the first half of 2009, have been and would be felt principally through the following:
·
investment impairments or reduced investment returns, as a result of market volatility, could impair the Prudential Group's and the Combined Group's ability to write significant volumes of new business which would have a negative impact on its assets under management and profit;
·
higher credit defaults and wider credit and liquidity spreads resulting in realised
and
unrealised
credit losses, as experienced during 2008 and 2009,  when illiquidity and credit spreads reached all-time highs;
·
the Prudential Group in the normal course of business enters (and the Combined Group will enter) into a variety of transactions with counterparties, including derivative transactions. Failure of any of these counterparties to discharge their obligations, or where adequate collateral is not in place, could have an adverse impact on the Prudential Group's and the Combined Group's results; and
·
in certain illiquid or closed markets, determining the value at which financial instruments can be realised
is highly subjective. Processes to ascertain value and estimates of value require substantial elements of judgement
, assumptions and estimates (which may change over time). Increased illiquidity also adds to uncertainty over the accessibility of financial resources and may reduce capital resources as valuations decline.
Although global markets have begun to
stabilise
beginning in 2009, interest rates remain low, and many of the challenges of 2008 persist in the credit markets.  New challenges may continue to emerge.
Estimates of financial instruments' value are difficult because a significant part of Prudential's shareholders' profit is related to bonuses for policyholders declared on its with-profits products, which are broadly based on historic and current rates of return on equity, real estate and fixed income securities, as well as the Prudential Group's expectations of future investment returns. During 2008 and for the first half of 2009, the Prudential Group has had to operate in the UK against a challenging background of unprecedented volatility in capital and equity markets, interest rates and widespread economic uncertainty. This has led, among other things, to reduced consumer spending, an increase in unemployment, and consequently reduced liquidity, requiring the intervention of the Bank of England via a quantitative easing programme
to restore credit liquidity in the market.
For some non unit-linked investment products, in particular those written in some of the Combined Group's Asian operations, it may not be possible to hold assets which will provide cash flows to exactly match those relating to policyholder liabilities. This is particularly true in those countries where bond markets are not developed and in certain markets where regulated surrender values are set with reference to the interest rate environment prevailing at the time of policy issue. This results in a mismatch due to the duration and uncertainty of the liability cash flows and the lack of sufficient assets of a suitable duration. This residual asset/liability mismatch risk can be managed but not eliminated. Where interest rates in these markets remain lower than interest rates used to calculate surrender values over a sustained period, this could have an adverse impact on the Combined Group's reported profit.
In the US, fluctuations in prevailing interest rates can affect results from Jackson which has a significant spread-based business, with the majority of its assets invested in fixed income securities. In particular, fixed annuities and stable value products written by Jackson expose the Prudential Group to the risk that changes in interest rates, which are not fully reflected in the interest rates credited to customers, will reduce spread. The spread is the difference between the rate of return Jackson is able to earn on the assets backing the policyholders' liabilities and the amounts that are credited to policyholders in the form of benefit increases, subject to minimum crediting rates. During 2008, the US financial services industry faced an unprecedented array of challenges: the S&P 500 index fell by 38.5%, government interest rates fell to historic lows, and global markets experienced a significant increase in volatility. In addition, credit markets seized up and global credit spreads widened to historic levels. These factors contributed to substantial
increases in Jackson's
unrealised
losses. Declines in spread from these products or other spread businesses that Jackson conducts could have a material impact on its businesses or results of operations. Jackson also writes a significant amount of variable annuities that offer capital or income protection guarantees. There could be unforeseen market circumstances where the derivatives that it enters into to hedge its market risks may not fully offset its losses, and any cost of the guarantees that remain unhedged
will also affect the Prudential Group's and the Combined Group's results.

Interest rate fluctuations materially and adversely affect the Combined Group's profitability
A substantial portion of the Combined Group's investment assets will be in interest-bearing investments. For example, for the AIA Group alone, fixed income securities represented approximately 91% of the carrying value of total policyholder and shareholder investments as of 30 November 2009. During periods of declining interest rates the Combined Group's average investment yield will decline as maturing investments, as well as bonds and loans that are redeemed or repaid in order to take advantage of the lower interest rate environment, are replaced with new investments with lower yields and coupon payments. As a result, the decline in interest rates would reduce the Combined Group's return on investments, which could materially reduce its profitability, regardless of whether such investments are used to support particular insurance policy obligations.
Certain of the Combined Group's insurance obligations will have a longer duration than its investment assets. In addition, some of the Combined Group's premiums will be calculated based on an assumed investment yield.  As such, lower interest rates may reduce the Combined Group's average investment yield, while premiums from certain outstanding products remain unchanged thereby reducing profitability. Falling interest rates or a prolonged period of low interest rates may make it difficult for the Combined Group to effectively match its assets to its liabilities. If the current low interest rate environment continues, these negative effects on profitability will persist or possibly increase as average investment yield decreases. In addition, if a decrease in the profitability of the Combined Group's products reduces the policyholder surplus relating to participating products, some payments to policyholders, such as non-guaranteed dividends, may decrease or not be paid. In such circumstances, the Combined Group may experience an increase in customer dissatisfaction, complaints, potential litigation or surrenders relating to these products.
The process of pricing the Combined Group's products often entails making assumptions about interest rates. If actual interest rates are lower than the interest rates assumed during the product pricing process, this could have an adverse effect on the profitability of the products. For products with guaranteed interest rate benefits, declines in interest rates reduce the interest rate spread, or the difference between the amounts that are required to be paid under these products and the rate of return the Combined Group is able to earn on its investments intended to support its obligations under these products. The AIA Group has previously offered guaranteed interest products where the guaranteed rate of interest is in excess of current market interest rates. These products were sold primarily in China, the Philippines, Taiwan and Thailand at the then prevailing high market interest rates. As of 30 November 2009, the AIA Group's aggregate policy reserves for such products, calculated in accordance with IFRS, amounted to US$3,551 million, or approximately 6.4% of total net reserves for all of its insurance policies. The AIA Group have largely discontinued offering guaranteed interest products.

During periods of rising interest rates, although the increased investment yield increases the returns on the investment portfolio, surrenders and withdrawals of policies may increase as policyholders seek investments with higher perceived returns. This process could lead to a cash outflow from the Combined Group's business. Such outflows could require investment assets to be sold at a time when the prices of those assets are lower because of the increase in market interest rates, which could in turn result in realised
investment losses. In addition, unanticipated surrenders and withdrawals could require the Combined Group to accelerate the amortisation
of deferred policy acquisition costs, which would materially and adversely affect the results of operations. Moreover, a rise in interest rates would have a material adverse effect on shareholders' equity due to a decrease in the fair value of its fixed income investments.

The Combined Group will be subject to the risk of potential sovereign debt credit deterioration owing to the amounts of sovereign debt obligations held in its investment portfolio
The Combined Group will be subject to the risk of potential sovereign debt credit deterioration and default.  Following the Transaction, the Combined Group will hold significant amounts of local currency and foreign currency-denominated sovereign debt obligations in its investment portfolio.  The AIA Group held government bonds, primarily issued by governments in Asia, with carrying value of US$16,949 million as of 30 November 2009.  In particular it held Thai government bonds issued in Thai Baht with a carrying value of US$7,374 million.  As of 30 November 2009, the AIA Group's aggregate investment in government bonds represented approximately 29% of the carrying value of the AIA Group's total policyholder and shareholder investments. Investment in sovereign debt obligations involves risks not present in debt obligations of corporate issuers. Investing in such instruments creates exposure to the direct or indirect consequences of political, social or economic changes in the countries in which the issuers are located and the creditworthiness of the sovereign. In addition, the issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or pay interest when due in accordance with the terms of such debt, and the Combined Group may have limited recourse to compel payment in the event of a default. A sovereign debtor's willingness or ability to repay principal and to pay interest in a timely manner may be affected by, among other factors, its cash flow situation, its relations with its central bank, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward local and international lenders, and the political constraints to which the sovereign debtor may be subject. Periods of economic uncertainty may affect the volatility of market prices of sovereign debt to a greater extent than the volatility inherent in debt obligations of other types of issues. If a sovereign were to default on its obligations, this could have a material adverse effect on the Combined Group's financial condition and results of operations.

The Prudential Group is, and the Combined Group will be, subject to the risk of exchange rate fluctuations owing to the geographical diversity of its businesses
Due to their geographical diversity, the Prudential Group's and the Combined Group's businesses are subject to the risk of exchange rate fluctuations (including the risk of the de-pegging of the HK dollar to the US dollar).  The Prudential Group's and Combined Group's operations in the US and Asia, which represent a significant proportion of operating profit and shareholders' funds, generally write policies and invest in assets denominated in local currency. Although this practice limits the effect of exchange rate fluctuations on local operating results, it can lead to significant fluctuations in the Prudential Group's and Combined Group's consolidated financial statements upon translation of results into Sterling. The currency exposure relating to the translation of reported earnings is not currently separately managed. The impact of gains or losses on currency translations is recorded as a component of shareholders' funds within the statement of changes in equity. Consequently, this could impact on the Combined Group's gearing ratios (defined as debt over debt plus shareholders' funds).

The Prudential Group conducts, and the Combined Group will conduct, its businesses subject to regulation and associated regulatory risks, including the effects of changes in the laws, regulations, policies and interpretations and any accounting standards in the markets in which it operates
Changes in government policy (including through changes in government), legislation (including tax) or regulatory interpretation applying to companies in the financial services and insurance industries in any of the markets in which the Prudential Group operates (or in which the Combined Group will operate), which in some circumstances maybe applied retrospectively, may adversely affect the Prudential Group's (and the Combined Group's) product range, distribution channels, capital requirements and, consequently, reported results and financing requirements. For instance, regulators in jurisdictions in which the Prudential Group operates (or in which the Combined Group will operate) may change the level of capital required to be held by individual businesses. Also these changes could include possible changes in the regulatory framework for pension arrangements and policies, the regulation of selling practices and solvency requirements. Furthermore, as a result of the recent interventions by governments in response to global economic conditions, it is widely expected that there will be a substantial increase in government regulation and supervision of the financial services industry, including the possibility of higher capital requirements, restrictions on certain types of transaction structure, and enhanced supervisory powers.
Current EU directives, including the EU Insurance Groups Directive ("IGD") require European financial services groups to demonstrate net aggregate surplus capital in excess of solvency requirements at the group level in respect of shareholder-owned entities. The test is a continuous requirement, so that the Prudential Group needs (and the Combined Group will need) to maintain a somewhat higher amount of regulatory capital at the group level than otherwise necessary in respect of some of its individual businesses to accommodate, for example, short term movements in global foreign exchange rates, interest rates, deterioration in credit quality and equity markets. The EU is also developing a new solvency framework for insurance companies, referred to as "Solvency II". The new approach will be based on the concept of three pillars - minimum capital requirements, supervisory review of firms' assessment of risk, and enhanced disclosure requirements - and will cover valuations, the treatment of insurance groups, the definition of capital and the overall level of capital requirements. A key aspect of Solvency II is that the assessment of risks and capital requirements will be aligned more closely with economic capital methodologies, and may allow the Prudential Group (and the Combined Group) to make use of its internal economic capital models, if approved by the FSA. The Solvency II Directive was formally approved by a meeting of the EU's Economic and Financial Affairs Council on 10 November 2009. The European Commission has already initiated the process of developing the detailed rules that will complement the high-level Principles of the Directive, referred to as "implementing measures", which are subject to a consultation process and are not expected to be finalised
until late 2011. There is a significant uncertainty regarding the final outcome of this process. As a result there is a risk that the effect of the measures finally adopted could be adverse for the Combined Group, including potentially a significant increase in the capital required to support the UK annuity business.
Various jurisdictions in which the Prudential Group operates (and in which the Combined Group will operate) have created investor compensation schemes that require mandatory contributions from market participants in some instances in the event of a failure of a market participant. As a major participant in the majority of its chosen markets, circumstances could arise where the Prudential Group (and the Combined Group), along with other companies, may be required to make such contributions.
The Prudential Group's accounts are prepared (and the Combined Group's accounts will be prepared) in accordance with current International Financial Reporting Standards ("IFRS") applicable to the insurance industry. The International Accounting Standards Board ("IASB") introduced a framework that it described as Phase I, which permitted insurers to continue to use the statutory basis of accounting for insurance assets and liabilities that existed in their jurisdictions prior to January 2005. The IASB has published proposals in its Phase II discussion paper, which would introduce significant changes to the statutory reporting of insurance entities that prepare accounts according to IFRS and has stated its intention to publish an Exposure Draft in 2010. It is uncertain whether and how the proposals in the discussion paper will become definitive IFRS and when such changes might take effect.
Any changes or modification of IFRS accounting policies may require a change in the future results or a restatement of reported results.
European Embedded Value ("EEV") basis results are published as supplementary information by Prudential using principles issued by the European CFO (Chief Financial Officers) Forum. The EEV basis is a value based reporting method for Prudential's long-term business which is used by market analysts and which underpins a significant part of the key performance indicators used by Prudential's management for both internal and external reporting purposes. In June 2008, in an effort to improve the consistency and transparency of embedded value reporting, the CFO Forum published the Market Consistent Embedded Value (MCEV) Principles. Following a review of the impact of turbulent market conditions on the MCEV Principles, the CFO Forum announced in May 2009 the postponement of the mandatory reporting on MCEV basis until 2011 and subsequently, in October 2009, changes in the principles to allow for the inclusion of a liquidity premium, which is the additional return investors require for investing in less liquid assets and is a key component in the calculation of the profitability of UK annuity business. It also announced that it was performing further work to develop more detailed application guidance to increase consistency going forward. When the work has been completed, Prudential (and the Combined Group) will consider its approach to the new Principles. The adoption of the new Principles would give rise to different embedded value results from those prepared under the application of European Embedded Value Principles.

The resolution of several issues affecting the financial services industry could have a negative impact on the Prudential Group's and the Combined Group's reported results or on its relations with current and potential customers
The Prudential Group is, and the Combined Group will be, and both in the future may be, subject to legal and regulatory actions in the ordinary course of its business, both in the UK and internationally. This could be a review of business sold in the past under previously acceptable market practices at the time, such as the requirement in the UK to provide redress to certain past purchasers of pension and mortgage endowment policies, changes to the tax regime affecting products and regulatory reviews on products sold and industry practices, including, in the latter case, businesses it has closed.
Regulators particularly, but not exclusively, in the US and the UK are moving towards a regime based on principles-based regulation which brings an element of uncertainty. These regulators are increasingly interested in the approach that product providers use to select third party distributors and to monitor the appropriateness of sales made by them. In some cases product providers can be held responsible for the deficiencies of third-party distributors.
In the US, federal and state regulators have focused on, and continue to devote substantial attention to, the mutual fund, fixed index variable annuity and insurance product industries. This includes new regulations in respect of the suitability of broker-dealers' sales of certain products. As a result of publicity relating to widespread perceptions of industry abuses, there have been numerous regulatory inquiries and proposals for legislative and regulatory reforms.
In Asia, regulatory regimes are developing at different speeds, driven by a combination of global factors and local considerations. There is a risk that new requirements are introduced that are retrospectively applied to sales made prior to their introduction.

Litigation, disputes and regulatory investigations may adversely affect the Prudential Group's and the Combined Group's profitability and financial condition
The Prudential Group is, and may be in the future, and the Combined Group may be, subject to legal actions, disputes and regulatory investigations in the ordinary course of its insurance, investment management and other business operations. These legal actions, disputes and investigations may relate to aspects of the Prudential Group's or the Combined Group's businesses and operations that are specific to the Prudential Group or the Combined Group, or that are common to companies that operate in the Prudential Group's or the Combined Group's markets. Legal actions and disputes may arise under contracts, regulations (including tax) or from a course of conduct taken by the Prudential Group or the Combined Group, and may be class actions. Although the Prudential Group believes that it has adequately provided in all material aspects for the costs of litigation and regulatory matters, no assurance can be provided that such provisions are sufficient. Given the large or indeterminate amounts of damages sometimes sought, and the inherent unpredictability of litigation and disputes, it is possible that an adverse outcome could, from time to time, have an adverse effect on the Prudential Group's and the Combined Group's results of operation or cash flows.

The Prudential Group's businesses are conducted, and the Combined Group's businesses will be conducted, in highly competitive environments with developing demographic trends and the Prudential Group's and Combined Group's continued profitability depends on its management's ability to respond to these pressures and trends
The markets for financial services in the UK, US and Asia are highly competitive, with several factors affecting the Prudential Group's and Combined Group's ability to sell its products and continued profitability, including price and yields offered, financial strength and ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical bonus levels, developing demographic trends and customer appetite for certain savings products. In some of its markets, the Prudential Group faces, and the Combined Group may face, competitors that are larger, have greater financial resources or a greater market share, offer a broader range of products or have higher bonus rates or claims-paying ratios. Further, heightened competition for talented and skilled employees and agents with local experience, particularly in Asia, may limit the Prudential Group's and the Combined Group's potential to grow its business as quickly as planned.
In Asia, the Prudential Group's and Combined Group's principal regional competitors are international financial companies, including Allianz, AXA, ING, and Manulife. In a number of markets, local companies have a very significant market presence.
Within the UK, the Prudential Group's principal competitors in the life market include many of the major retail financial services companies including, in particular, Aviva, Legal & General, Lloyds Banking Group and Standard Life.
Jackson's competitors in the US include major stock and mutual insurance companies, mutual fund organisations
, banks and other financial services companies such as AIG, AXA Financial Inc., Hartford Life Inc., Lincoln National, MetLife and TIAA-CREF.
The Prudential Group believes competition will intensify across all regions in response to consumer demand, technological advances, the impact of consolidation, regulatory actions and other factors. The Prudential Group's and the Combined Group's ability to generate an appropriate return depends significantly upon its capacity to anticipate and respond appropriately to these competitive pressures.

Downgrades in the Prudential Group's, and following the Transaction, the Combined Group's, financial strength and credit ratings could significantly impact its competitive position and hurt its relationships with creditors or trading counterparties
The Prudential Group's financial strength and credit ratings, which are used by the market to measure its ability to meet policyholder obligations, are an important factor affecting public confidence in most of the Prudential Group's products, and as a result its competitiveness. Changes in methodologies and criteria used by rating agencies could result in downgrades that do not reflect changes in the general economic conditions or the Prudential Group's financial condition, or following the Transaction, the Combined Group's financial condition. Downgrades in the Prudential Group's, AIA Group's and/or Combined Group's ratings could have an adverse effect on its ability to market products and retain current policyholders. In addition, the interest rates the Prudential Group pays on its borrowings are affected by its debt credit ratings, which are in place to measure the Prudential Group's ability to meet its contractual obligations.
Prudential's long-term senior debt is rated as A2 (negative outlook) by Moody's, A+ (negative outlook) by Standard & Poor's and A+ (negative outlook) by Fitch.
Prudential's short-term debt is rated as P-1 by Moody's, A-1 by Standard & Poor's and F1+ by Fitch.
The Prudential Assurance Company Limited ("Prudential Assurance") long-term fund is rated Aa2 (negative outlook) by Moody's, AA (negative outlook) by Standard & Poor's and AA+ (negative outlook) by Fitch.
Jackson's financial strength is rated AA (negative outlook) by Standard & Poor's and Fitch, A1 (negative outlook) by Moody's, and A+ (negative outlook) by AM Best.
The Combined Group has not yet been rated.  There can be no assurance that the Combined Group will be rated the same or higher than the current rating of Prudential.

Adverse experience in the operational risks inherent in the Prudential Group's and the Combined Group's business could have a negative impact on its results of operations
Operational risks are present in all of the Prudential Group's businesses and will be present in all of the Combined Group's businesses, including the risk of direct or indirect loss resulting from inadequate or failed internal and external processes, systems and human error or from external events. The Prudential Group's business is, and the Combined Group's business will be, dependent on processing a large number of complex transactions across numerous and diverse products, and is subject to a number of different legal and regulatory regimes. In addition, the Prudential Group outsources several operations, including in the UK a significant part of its back office and customer-facing functions as well as a number of IT functions. In turn, the Prudential Group is reliant upon the operational processing performance of its outsourcing partners.
In addition, in 2009, AIA implemented a reorganisation of the AIA Group with the goal of improving operational efficiency and responding to the AIG Events.  The challenges of operating as a recently reorganised company could adversely affect the performance of the AIA Group.
Further, because of the long-term nature of much of the Prudential Group's business, accurate records have to be maintained for significant periods. The Prudential Group's systems and processes incorporate controls which are designed to manage and mitigate the operational risks associated with its activities. For example, any weakness in the administration systems or actuarial reserving processes could have an impact on its results of operations during the effective period. The Prudential Group has not experienced or identified any operational risks in its systems or processes during 2009, which have subsequently caused, or are expected to cause, a significant negative impact on its results of operations.
Notwithstanding anything in this risk factor, this risk factor should not be taken as implying that Prudential or any member of Prudential Group will be unable to comply with its obligations as a company with securities admitted to the Official List or as a supervised firm regulated by the FSA.

Adverse experience against the assumptions used in pricing products and reporting business results could significantly affect the Prudential Group's and the Combined Group's results of operations
The Prudential Group needs, and the Combined Group will need, to make assumptions about a number of factors in determining the pricing of its products and setting reserves and for reporting its capital levels and the results of its long-term business operations. For example, the assumption that the Prudential Group makes about future expected levels of mortality is particularly relevant for its UK annuity business. In exchange for a premium equal to the capital value of their accumulated pension fund, pension annuity policyholders receive a guaranteed payment, usually monthly, for as long as they are alive. The Prudential Group conducts rigorous research into longevity risk, using data from its substantial annuitant portfolio. As part of its pension annuity pricing and reserving policy, the Prudential Group's UK business assumes that current rates of mortality continuously improve over time at levels based on adjusted data from the Continuous Mortality Investigations (CMI) as published by the Institute and Faculty of Actuaries. If mortality improvement rates significantly exceed the improvement assumed, the Prudential Group's and Combined Group's results of operations could be adversely affected.
A further example is the assumption that the Prudential Group makes about future expected levels of the rates of early termination of products by its customers (persistency). This is particularly relevant to its lines of business other than its UK annuity business. The Prudential Group's persistency assumptions reflect recent past experience for each relevant line of business. Any expected deterioration in future persistency is also reflected in the assumption. If actual levels of future persistency are significantly lower than assumed (that is, policy termination rates are significantly higher than assumed), the Prudential Group's and the Combined Group's results of operations could be adversely affected.
Another example is the impact of epidemics and other effects that cause a large number of deaths.  Significant influenza epidemics have occurred three times in the last century, but neither the likelihood, timing, nor the severity of future epidemics can be predicted.  The effectiveness of external parties, including governmental and non-governmental organisations
, in combating the spread and severity of any epidemics and severity of any epidemic could have a material impact on the Prudential Group's and Combined Group's loss experience.
In common with other industry participants, the profitability of the Prudential Group's and the Combined Group's businesses depends on a mix of factors including mortality and morbidity trends, policy surrender rates, investment performance and impairments, unit cost of administration and new business acquisition expense.

The business and prospects of the Combined Group may be materially and adversely affected if it is are not able to manage the growth of the AIA Group's operations successfully
The life insurance market in the Asia region has experienced significant growth in recent years. Management of the AIA Group's growth to date has required significant management and operational resources and is likely to continue to do so. Future growth of the Combined Group will require, among other things: the continued development of adequate underwriting and claim handling capabilities and skills, sufficient capital base, increased marketing and sales activities and the hiring and training of new personnel.
There is no assurance that the Combined Group will be successful in managing future growth. In particular, there may be difficulties in hiring and training sufficient numbers of customer service personnel and agents to keep pace with any future growth in the number of customers in the Asia region. In addition, the Combined Group may experience difficulties in upgrading, developing and expanding information technology systems quickly enough to accommodate any future growth. If it is unable to manage future growth successfully, the Combined Group's business and prospects may be materially and adversely affected.

As holding companies, Prudential and AIA are each dependent upon their respective subsidiaries to cover operating expenses and dividend payments and, following the Transaction, New Prudential will in turn depend on dividend payments from Prudential and AIA
The Prudential Group's and AIA Group's insurance and investment management operations are generally conducted through direct and indirect subsidiaries.
As holding companies, Prudential's and AIA's principal sources of funds are remittances from subsidiaries, shareholder-backed funds, the shareholder transfer from long-term funds and any amounts that may be raised through the issuance of equity, debt and commercial paper. Certain of the subsidiaries of each of Prudential and AIA are restricted by applicable insurance, foreign exchange and tax laws, rules and regulations that can limit the payment of dividends, which in some circumstances could limit the ability to pay dividends to shareholders.  In particular, AIA has historically been limited by regulators in Thailand on the extent to which it can distribute surplus capital from AIA Thailand to any other subsidiary or branch of the AIA Group.
Following the Transaction, New Prudential will be dependent on dividend payments from Prudential and AIA.

The Prudential Group operates, and the Combined Group will operate, in a number of markets through joint ventures and other arrangements with third parties (including in China and India). These arrangements involve certain risks that the Prudential Group does not, and the Combined Group will not, face with respect to its consolidated subsidiaries
The Prudential Group operates, and the Combined Group will operate, and in certain markets is required by local regulation to operate, through joint ventures (including in China and India). The Prudential Group's and Combined Group's ability to exercise management control over its joint venture operations and its investment in them depends on the terms of the joint venture agreements, in particular, the allocation of control among, and continued co-operation between, the joint venture participants.  The Prudential Group and the Combined Group may also face financial or other exposure in the event that any of its joint venture partners fails to meet its obligations under the joint venture or encounters financial difficulty. In addition, a significant proportion of the Prudential Group's and the Combined Group's product distribution is and will be carried out through arrangements with third parties not controlled by the Prudential Group and Combined Group respectively and is dependent upon continuation of these relationships. A temporary or permanent disruption to these distribution arrangements could adversely affect the results of operations of the Prudential Group's and the Combined Group's.

Prudential's Articles of Association contain an exclusive jurisdiction provision
Under Prudential's Articles of Association, certain legal proceedings may only be brought in the courts of England and Wales. This applies to legal proceedings between a shareholder (in its capacity as such) against Prudential  and/or its directors and/or its professional service providers. It also applies to legal proceedings between Prudential and its directors and/or Prudential and Prudential's professional service providers that arise in connection with legal proceedings between the shareholder and such professional service provider. This provision could make it difficult for US and other non-UK shareholders to enforce their shareholder rights.

Following the Transaction, the Combined Group may have difficulty identifying all the liabilities associated with the AIA Group's historical activities
In many markets in which the AIA Group operates, there have been significant changes in the legal and regulatory regimes relevant to its business during its tenure in these markets, and legal compliance and enforcement practices have varied widely across the region and over time. In addition, the ownership, management, personnel and reporting structures of the businesses have changed over time. For example, some of the businesses contributed to the AIA Group as part of the reorganisation
following the AIG Events, including Philamlife, AIA Korea, AIA Taiwan and certain businesses and operations of AIA-B, have been managed as part of the AIA Group for only a limited period of time. The AIA Group have recognised
all of the liabilities and disclosed all material contingent liabilities identified by it.

However, it cannot be assured that the AIA Group has identified all potential liabilities associated with its historical activities, and unidentified liabilities could materially and adversely affect the AIA Group's (and therefore the Combined Group's) business, financial condition and results of operations.

Events relating to the AIG Group could continue to harm the AIA Group's business and reputation and could also harm the Prudential Group's business and reputation
Following the AIG Events, the AIA Group's customers, agents and employees, regulators and business counterparties expressed concerns about the business and financial condition of the AIG Group and the AIA Group.  As a result, the AIA Group experienced a temporary increase in policy surrenders and withdrawals and a reduction in new business, primarily attributable to a perceived reduction in the AIA Group's financial strength.  Following completion of the Transaction, the AIA Group will continue to have relationships with the AIG Group, including the provision of services.  In addition, although the AIA Group have re-branded a number of its products and businesses to more closely associate them with AIA, in part to overcome any perception of instability surrounding the AIG Group, the re-branding efforts may not be successful or events related or relating to the AIG Group may still adversely impact the AIA Group's reputation.  There is also the risk that the Prudential Group's business may suffer due to the association with the AIA Group (and therefore AIG) following the Transaction, which may lead to, for example, higher withdrawals, lower new business sales, a negative impact on relations with creditors, or a negative impact on the Prudential Group's credit ratings.

Agent, employee and distribution partner misconduct is difficult to detect and deter and could harm the Combined Group's reputation or lead to regulatory sanctions or litigation
Agent, employee or distribution partner misconduct could result in violations of law, regulatory sanctions, litigation or serious reputational or financial harm.  Such misconduct could include: binding the Combined Group to transactions that exceed authorised
limits; hiding
unauthorised
or unsuccessful activities resulting in unknown and unmanaged risks or losses; improperly using or disclosing confidential information, illegal or improper payments; recommending products, services or transactions that are not suitable for customers; misappropriation of funds; engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities when marketing or selling products to customers; engaging in unauthorised or excessive transactions to the detriment of customers; or otherwise not complying with applicable laws or internal policies and procedures.
The measures that the Combined Group takes to detect and deter misconduct by agents, employees and distribution partners may not be effective in all cases and may therefore not always be successful in detecting or deterring such misconduct.  There is no assurance that any such misconduct would not have a material adverse effect on the Combined Group's reputation, business, financial condition, results of operation or prospects.

Changes in tax legislation may result in adverse tax consequences
Tax rules, including those relating to the insurance industry, and their interpretation, may change, possibly with retrospective effect in any of the jurisdiction in which the Combined Group operates.  Significant tax disputes with tax authorities, and  any change in the tax status of any member of the Prudential Group or the Combined Group or in taxation legislation or its interpretation could affect the Prudential Group's and the Combined Group's profitability and ability to provide returns to shareholders or alter the post-tax returns to shareholders.

Risks relating to the Transaction

The Transaction may not complete
Completion of the Transaction is subject to the satisfaction (or waiver) of a number of conditions precedent (including the approval of the holders of Prudential Shares, the approval of the Scheme by the Court and relevant competition and regulatory clearances).  Any relevant body may refuse its approval or, in the case of competition authorities, may seek to make their approval subject to compliance by Prudential with unanticipated or onerous conditions.  In certain jurisdictions, although consent may not be required from the relevant regulator, there may be the risk of that regulator imposing onerous requirements on the Combined Group because of the Transaction. These conditions, if accepted, could have the effect, among other things, of imposing significant additional costs on the Combined Group, limiting the Combined Group's revenues, requiring divestitures of certain assets, reducing the anticipated benefits of the Transaction or imposing other operating restrictions upon the business of the Combined Group.

The Combined Group may fail to realise the anticipated benefits, including estimated synergies, in relation to the Transaction
The board of directors of Prudential anticipates that it can realise material synergies and growth opportunities from the combination of the Prudential Group and the AIA Group.  To realise the anticipated benefits of this combination, the Combined Group will need to, amongst other things, develop strategies and implement a business plan to achieve higher growth through improved sales productivity, higher efficiency, cost savings and complementary distribution channels and broader product offering.  Other anticipated synergies for the Combined Group include opportunities for enhanced agency distribution, leveraging of bancassurance and other relationships and asset management activities.  If, however, the Combined Group's strategies and business plan following the Transaction fail to achieve these anticipated benefits, if the value of these anticipated benefits is lower than expected, or if these anticipated benefits take longer or cost more to achieve, the estimated synergies may not be achieved or the profitability of the Combined Group going forward could be significantly impacted.

The integration of the Prudential Group and AIA Group may be more difficult than anticipated
The integration process following the completion of the Transaction may prove more difficult than anticipated, or if the focus on this process impacts on the performance of its business, there is also a risk to the results or operations of the Combined Group.  The integration may take longer than expected, or difficulties relating to the integration may arise or may cost more than estimated.  The integration could fail to achieve the increased revenues, earnings, cost savings and operational benefits that are expected to result from the Transaction and could even incur substantial costs as a result of, for example, inconsistencies in standards, controls, procedures and policies and business cultures between the Prudential Group and the AIA Group and the diversion of management's attention from their responsibilities as a result of the need to deal with integration issues.  Any difficulties in the integration of internal policies, procedures and controls, for example in relation to risk management, could correspondingly increase the risk exposure and losses may be experienced as a direct or indirect result of failures of the Combined Group's policies and controls.
In addition, the Combined Group will rely to a large extent on its ability to attract and retain key personnel who have in-depth knowledge and understanding of the life insurance market in the geographical markets in which it operates.  Key personnel may depart because of issues relating to the uncertainty or difficulty of integration or a desire not to remain with the Combined Group.  The loss of the services of these personnel may cause the Combined Group's business to suffer.

The unaudited illustrative narrative information in this announcement describing the possible impact of the Transaction does not constitute ''pro forma information'' for the Combined Group presented in accordance with Annex II of the Prospectus Directive Regulation (No. 2004/809/EC), and does not purport to be representative of the financial condition or results of operations of the Combined Group as of any date or for any period, past or future.
The unaudited illustrative narrative information is subject to important limitations that have prevented Prudential from presenting ''pro forma information'' for the Combined Group. These limitations included the limited access to the AIA Group financial and other information prior to this announcement.  This and other limitations resulted in the information presented on the Combined Group being based on available information and certain estimates and assumptions that management believes are reasonable. No assurance can be given that the estimates and assumptions that have been made in preparing the information reflect what the Combined Group's financial condition or results of operations would have been as of the dates or during the periods described if the Combined Group had reported on a consolidated basis, or what the actual effect of the Combined Group's financial condition or results of operations as a single consolidated entity would be as of any date or for any period in the future.

Change of control provisions in the AIA Group's and Prudential Group's agreements may be triggered upon the completion of the Transaction and may lead to adverse consequences
Each of the AIA Group and the Prudential Group may be party to contracts, agreements and instruments that contain change of control provisions that may be triggered upon the completion of the Transaction.  Agreements with change of control provisions typically provide for, or permit the termination of, the agreement upon the occurrence of a change of control of one of the parties or, in the case of debt instruments, require repayment of all outstanding indebtedness.  Usually these provisions, if any, may be waived with the consent of the other party, and Prudential will consider whether it will seek these waivers.  In the absence of these waivers, the operation of the change of control provisions, if any, could result in the loss of significant contractual rights and benefits, the termination of significant agreements, the payment of a termination fee or the need to renegotiate financing agreements.  In addition, employment agreements or other employee benefit arrangements with members of each of the AIA Group's and the Prudential Group's employees may contain change of control provisions providing for additional payments following a change of control.

The Transaction may negatively impact the Prudential Group's or the AIA Group's tax position
The Transaction is likely to constitute a change of ownership of the Prudential Group and the AIA Group, which may have a negative impact on their tax position.  The tax consequences of a change of ownership of a company can include the loss or restriction of certain tax attributes arising before the change of ownership, including, but not limited to tax losses, tax credits and/or tax basis in assets.  In addition, the change of ownership may result in other tax costs not normally associated with the ordinary course of business.

Share prices may fluctuate
The market price of Prudential Shares and New Ordinary Shares (including Nil Paid Rights and Fully Paid Rights) could be subject to significant fluctuations due to changes in sentiment in the market.  Such risks depends on the market's perception of the likelihood of completion of the Rights Issue and of the Transaction, and/or in response to various facts and events, including variations in the Prudential Group's operating and results and business developments of Prudential Group and/or its competitors.  Stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for securities and which may be unrelated to the Prudential Group's operating performance or prospects.  Furthermore, Prudential Group's operating results and prospects from time to time may be below the expectations of market analysts and investors.  Any of these events could result in a decline the market price of Prudential Shares and Rights Issues Shares (including Nil Paid Rights and Fully Paid Rights).

Shareholders who do not take up their rights in full will experience dilution in their ownership
Those holders of Existing Shares who do not participate in the Rights Issue will suffer a reduction in their proportionate ownership and voting interest in the Prudential Shares as represented by their holding Prudential Shares immediately following Admission.

The trading market for Nil Paid Rights may not develop
An active trading market in the Nil Paid Rights may not develop on the London Stock Exchange during the trading period.  In addition, because the trading price of the Nil Paid Rights depends on the trading price of the Prudential Shares, the Nil Paid Rights price may be volatile.

APPENDIX III: KEY TERMS OF THE SHARE PURCHASE AGREEMENT

Under the Share Purchase Agreement, AIA Aurora LLC has agreed to sell and New Prudential has agreed to purchase the entire issued share capital of AIA for USD 35.5 billion, comprising:
.
USD 25.0 billion in cash;
.
USD 5.5 billion in New Prudential Shares;
.
USD 3.0 billion in MCS; and
.
USD 2.0  billion in Preferred Securities.

The obligations of New Prudential under the Share Purchase Agreement are guaranteed by Prudential.

Conditions

The material conditions to completion of the Share Purchase Agreement are:
.
the passing of the requisite resolutions by Prudential shareholders at the General Meeting;
.
obtaining the requisite regulatory and antitrust approvals;
.
there having been no material adverse change in AIA between the date of the Share Purchase Agreement and commencement of the Rights Issue;
.
there having been no breach of warranty by AIG giving rise to a material adverse change;
.
there having been no breach by AIG of the covenants relating to the conduct of the business of the AIA Group which is material in the context of the AIA Group taken as a whole;
.
there having been no breach of the warranty by New Prudential giving rise to a material adverse effect on the ability of it or Prudential to complete the Transactions;
.
the Scheme being sanctioned by the court and becoming effective; and
.
admission of the Prudential shares to be issued pursuant to the Rights Issue, New Prudential Shares, MCS and Preferred Securities to listing on the Official List and to trading on the London Stock Exchange.

The parties to the Share Purchase Agreement have agreed to use their best endeavours to co-operate to satisfy the conditions (which may include Prudential agreeing to divest AIA Group or Prudential Group assets or businesses) and, in particular, Prudential has agreed that the Board of Prudential will recommend that shareholders vote in favour of the requisite resolutions at the General Meeting (the "
Board Recommendation
"), subject always to the Directors' fiduciary duties.

In the event that completion has not occurred and the Share Purchase Agreement has not been terminated by 31 August 2010, New Prudential agrees to pay to AIG an additional amount of consideration equal to USD5/1200ths of the cash consideration outstanding per month from 1 September 2010 to the completion date.

Termination

The material termination provisions under the Share Purchase Agreement allow termination:
.
by AIG in the event that the Directors adversely withdraw, modify or qualify the Board Recommendation;
.
by AIG in the event that Prudential shareholders have not passed the requisite resolutions by 1 August 2010;
.
by any party in the event that completion does not occur by 1 March 2011 (the "
Long Stop Date
"), subject to options for either party to extend in limited circumstances;
.
by New Prudential in the event of a breach of warranty by AIG giving rise to a material adverse change, subject to cure;
.
by New Prudential in the event of a breach of covenant relating to the conduct of the business of the AIA Group which is material in the context of the AIA Group taken as a whole, subject to cure; and
.
by AIG in the event of a breach of warranty by New Prudential giving rise to a material adverse effect on the ability of it or Prudential to complete the Transactions subject to cure.

New Prudential agrees to pay to AIG a termination fee of £153 million (inclusive of any VAT due in respect thereof) if the Share Purchase Agreement is terminated as a result of: (i) the requisite regulatory or antitrust approvals not having been obtained by the Long Stop Date; (ii) the Rights Issue not having been completed by the Long Stop Date; (iii) Prudential shareholders not having passed the requisite resolutions by 1 August 2010; or (iv) the Board Recommendation having been adversely withdrawn, modified or qualified; or (v) if the Long Stop Date shall have occurred and AIG would have had the right to terminate as described in (iii) and (iv) above (in each case, other than as a result of breach of warranty or covenant which was sufficiently serious to permit New Prudential to terminate the agreement).

Other provisions

The share purchase agreement contains an undertaking by AIG to use best endeavours to ensure that the business of the AIA Group is run in the ordinary course  up to completion and that specified actions are not taken without the consent of New Prudential.

New Prudential's liability to AIG for breach of warranty terminates at completion, with the exception of warranties relating to capacity and title.  AIG' liability to New Prudential for breach of warranty terminates at completion, with the exception of the warranties relating to capacity and title and certain other matters to the adequacy of the draft prospectus of AIA prepared in contemplation of the initial public offering of the AIA Group.   AIG's liability under the prospectus warranty  is capped at USD 7.5 billion and subject to a limitation period of 12 months.

AIG is subject to lock-up:
.
in respect of New Prudential Shares, for a period of 24 months from the date of the Share Purchase Agreement, subject to orderly market disposals of up to 50 per cent. of its holding from the date falling 12 months from completion to the end of the lock-up period; and
.
in respect of the MCS, for a period of 24 months from the date of the Share Purchase Agreement, in each case subject to customary exceptions.

Prudential and New Prudential are prohibited, from the date of the Share Purchase Agreement until the date on which Prudential shareholders pass the requisite resolutions, from:
.
entering into discussions regarding any transaction which would require the approval of Prudential shareholders if to do so would result in the Board Recommendation being adversely withdrawn, modified or qualified;
.
soliciting an offer for Prudential which would be subject to the City Code on Takeovers and Mergers, or assisting any person with, or providing information to any person for the purposes of, the aforementioned.

The Share Purchase Agreement contains a prohibition on AIG soliciting the senior employees of the AIA Group for a period of 18 months from completion of the Transaction, other than by way of general advertisement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date  01 March, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/

Name Susan Henderson
Title Deputy Group Secretary